EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders
Western Gas Equity Holdings, LLC (as general partner of Western Gas Equity Partners, LP):

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333‑214447) and on Form S-8 (No. 333‑186306) of Western Gas Equity Partners, LP of our reports dated February 23, 2017, with respect to the consolidated balance sheets of Western Gas Equity Partners, LP and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, equity and partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 Annual Report on Form 10‑K of Western Gas Equity Partners, LP dated February 23, 2017.

/s/ KPMG LLP
Houston, Texas
February 23, 2017